EXHIBIT 99.6

Emerald Health Therapeutics Expands Adult-Use Cannabis Distribution to Additional Provinces

VANCOUVER, British Columbia, May 14, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has been authorized by PEI Cannabis and Manitoba Liquor & Lotteries Corporation to supply Emerald-branded cannabis products into those provinces. Emerald has also fulfilled its first shipments of premium cannabis products to PEI Cannabis and to licensed private retailers in Saskatchewan.

“We are pleased to have the opportunity to serve additional provinces,” said Dr. Avtar Dhillon, President and Executive Chairman of Emerald. “We believe that our growing nationwide presence reflects the recognition of Emerald as a reliable and consistent cannabis supplier. We look forward to continuing to expand our supply of quality Emerald cannabis products to the Canadian adult-use market.”

Emerald’s cannabis supply is provided by its Verdélite indoor facility in Québec and Pure Sunfarms, its 50%-owned joint venture in British Columbia that is fully planted in its 1.03 million square foot greenhouse growing area. Pure Sunfarms is on track to reach its annualized production run-rate of 75,000 kg by mid-2019.

Emerald is currently delivering cannabis to the Ontario Cannabis Retail Corporation, Cannabis Retail Store (CRS), the British Columbia Liquor Distribution Board (BCLDB), the Newfoundland Labrador Liquor Corporation, and the Yukon Liquor Corporation. It has also signed a letter of intent with the Société Québécoise du Cannabis (SQDC) to supply cannabis to Quebec and a sales agreement with the Alberta Gaming, Liquor and Cannabis (AGLC) to supply cannabis to Alberta.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and in full production in 1.03 million square feet of the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1000 acres of hemp in 2019 to 2022, with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

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Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.